Exhibit 99.1

SharkNinja Appoints Patraic Reagan as Chief Financial Officer

NEEDHAM, Mass., March 28, 2024 – SharkNinja, Inc. (NYSE: SN), a global product design and technology company, today announced that Patraic Reagan has been named Chief Financial Officer, effective April 22, 2024.

Mr. Reagan will oversee SharkNinja’s financial strategies and lead the company’s global finance organization, including financial planning and analysis, accounting, treasury, tax, internal audit, and investor relations.

“We are confident that Patraic’s track record of driving profitable growth, deep international experience, and proven ability to lead unstoppable teams will strengthen our consumer-problem solving engine,” said Mark Barrocas, Chief Executive Officer. “We are thrilled that Patraic will be joining our robust financial and leadership bench as we continue to strive to positively impact people's lives in homes around the world, while driving outsized success and creating significant long-term shareholder value.”

Larry Flynn, who served as Interim Chief Financial Officer since June 2023, will continue in his role as Chief Accounting Officer. Mr. Barrocas added, “Larry provided great leadership and his impact was invaluable as a new publicly traded company. I want to personally thank Larry for his hard work and unwavering commitment to SharkNinja.”

Mr. Reagan joins SharkNinja with over two decades of relevant experience. Most recently, Mr. Reagan served as the Chief Financial Officer of Nike Inc.'s Asia, Pacific, and Latin America segment, where he helped drive consecutive years of strong revenue growth, and EBIT expansion that outpaced revenue while accelerating investment in key areas. Over his 13-year career with Nike, Mr. Reagan also served as the Global VP of Business Planning and was the CFO of Nike’s Direct-to-Consumer business in EMEA. Prior to Nike, Mr. Reagan held financial positions of increasing responsibility at roles with Coach Inc. (now Tapestry Inc), Polo Ralph Lauren Corporation, Kraft Foods and Chiquita Brands International.

"SharkNinja is an innovative company with a large addressable market that continues to grow with each category it enters,” said Mr. Reagan. “I’m very excited to join SharkNinja and play a meaningful role in executing its proven three-pillar growth strategy and charting the next chapter in SharkNinja’s story of disruptive innovation.”

Mr. Reagan will join the SharkNinja executive leadership team and be based out of the company’s headquarters in Needham, Massachusetts.

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About SharkNinja
SharkNinja, Inc. (NYSE: SN) is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,000 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com and follow @SharkNinja.

Forward-looking statements

This press release contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•	our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•	our ability to commercialize a continuing stream of new products and line extensions that create demand;
•	our ability to effectively manage our future growth;
•	general economic conditions and the level of discretionary consumer spending;
•	our ability to expand into additional consumer markets;
•	our ability to maintain product quality and product performance at an acceptable cost;
•	our ability to compete with existing and new competitors in our markets;
•	problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•	the risks associated with doing business globally;
•	inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•	our ability to hire, integrate and retain highly skilled personnel;
•	our ability to maintain, protect and enhance our intellectual property;
•	our ability to securely maintain consumer and other third-party data;
•	our ability to comply with regulatory requirements;
•	the increased expenses associated with being a public company;
•	our status as a “controlled company” within the meaning of the rules of NYSE;
•	our ability to achieve some or all of the anticipated benefits of the separation from JS Global; and
•	the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts

Investor Relations:

Arvind Bhatia, CFA

SVP, Investor Relations

IR@sharkninja.com

Anna Kate Heller

ICR

SharkNinja@icrinc.com

Media Relations:

Sarah McKinney

VP, Corporate Communications

PR@sharkninja.com

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